

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-mail</u>
Dickson Fang
Chief Executive Officer
Teletronics International, Inc.
220 Perry Parkway
Gaithersburg, Maryland 20877

      Re: Teletronics International, Inc.
             Amendment No. 3 to Registration Statement on Form 10-12(g)
             Filed November 21, 2014
             File No. 0-55241

Dear Mr. Fang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>

1. We note that your registration statement, filed under Section 12(g), went effective on September 6, 2014 and should therefore include interim financial statements no more than 134 days from that date of effectiveness. As previously requested, please update your financial statements in accordance with Rule 8-08 of Regulation S-X to include your June 30, 2014 interim financial statements.

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Cost of Revenue, pages F-5 and F-19</u>

2. Please revise to disclose that the cost of revenue includes related salaries and benefits.

<u>General</u>

3. Please file your September 30, 2014 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        William B. Barnett
        Barnett & Linn